UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 9 June, 2025

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

ENCLOSURES:

Sens announcement dated 9 June 2025: Changes to Sasol Limited Board of Directors

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

Sasol Ordinary Share codes:               JSE: SOL                 NYSE: SSL

Sasol Ordinary ISIN codes:                 ZAE000006896      US8038663006

Sasol BEE Ordinary Share code:        JSE: SOLBE1

Sasol BEE Ordinary ISIN code:          ZAE000151817

(Sasol, the Company, Equity issuer)

Sasol Financing Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1998/019838/06)

Company code: SFIE

LEI: 378900A5BC68CC18C276

(Sasol Financing, Debt issuer)

CHANGES TO SASOL LIMITED BOARD OF DIRECTORS

In compliance with para 3.59 of the JSE Listings Requirements and para 6.39 of the JSE Debt and Specialist Securities Listings Requirements, shareholders and noteholders are advised of the following changes to the board of directors of the Company (the Board) in accordance with the Company’s nomination and succession plan for directors:

Appointment of independent non-executive director

Ms Xikongomelo Maluleke has been appointed as an independent non-executive director of Sasol with effect from 9 June 2025. Ms Maluleke satisfies the independence requirements for directors under applicable requirements in South Africa and the United States.

Ms Maluleke is a Chartered Accountant. She attained a Bachelor of Commerce (Accounting) degree from the University of Limpopo, a Bachelor of Accounting Honours and CTA from the University of KwaZulu-Natal and an MBA from the University of Pretoria. She spent seven years at Shell Downstream South Africa in various finance roles. Ms Maluleke was the Chief Financial Officer of Lumika Renewables (a joint venture of Reunert Limited and A.P. Moller Capital). She has been serving on the Board of Sasol South Africa Limited as an appointee of the Board of Trustees of the Sasol Khanyisa Employee Share Ownership Trust, which she has been an Independent Trustee of. Pursuant to her appointment to the Board of the Company, she has resigned from the Board of Trustees of the Sasol Khanyisa Employee Share Ownership Trust and the Board of Directors of Sasol South Africa Limited.

The Chairman of the Sasol Board, Ms Muriel Dube, said: "We are pleased to welcome Xikongomelo to the Sasol Board. Her experience and drive will strengthen our efforts as we look ahead to Sasol’s next chapter”.

Resignation of non-executive director and chairman of the Remuneration Committee

Mr Timothy Cumming has decided to resign as non-executive director and chairman of the Remuneration Committee of Sasol due to personal reasons. The Board accepted his resignation on 6 June 2025.

Ms Dube said: “On behalf of the Board we want to thank Tim for his dedication and contribution during his tenure as director and wish him well with his future endeavours.”

Dr Martina Flöel, the Lead Independent Director who also serves as a member of the Remuneration Committee, has been appointed as chairman of the committee with effect from 6 June 2025. Pursuant to this appointment, Dr Flöel has relinquished chairmanship of the Capital Investment Committee.

Mr Manuel Cuambe, who has served on the Capital Investment Committee since joining the Board of Sasol, has been appointed as chairman of the Capital Investment Committee effective 6 June 2025.

9 June 2025

Sandton

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 June 2025	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary